August 5, 2008

Mail Stop 3561

Mark Jensen, CEO
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

> **Re: Northtech Industries, Inc.**
> **Form 1-A, Amendment 3, filed August 4, 2008**
> **File No.: 24-10179**

Dear Mr. Jensen:

This is to advise you that a preliminary review of your amended offering statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note that the financial statements do not comply with Instructions 1 and 2 of Part F/S of Form 1-A. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg P. Barnard, Esq.
     By facsimile to: (775) 688-3088